Exhibit 99.15

September 10, 2024

Consent of Qualified Person

TO:	Ontario Securities Commission

AND TO:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Autorité des marchés financiers

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland and Labrador

(collectively, the “Canadian Securities Commissions”)

Re: Voluntary Filing of Technical Report by Kinross Gold Corporation

Reference is made to the technical report titled “Great Bear Gold Project, Ontario, Canada – Voluntary National Instrument 43-101 Technical Report”, with an effective date of September 1, 2024, prepared for Kinross Gold Corporation and dated September 10, 2024 (the Technical Report). The property that is the subject of the Technical Report is not currently a property material to Kinross Gold Corporation, and the filing is therefore on a voluntary basis.

Pursuant to Section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, I, Arkadius Tarigan, P.Eng., do hereby consent to the public filing of the Technical Report by Kinross Gold Corporation with the Canadian Securities Commissions and to the use of extracts from, or the summary of, the Technical Report in the news release of Kinross Gold Corporation dated September 10, 2024 (the News Release).

I also certify that I have read the News Release and that it fairly and accurately represents the information in the Technical Report.

(Signed) Arkadius Tarigan

Arkadius Tarigan, P.Eng.

Senior Director, Underground Mining

Kinross Gold Corporation